EXHIBIT 99.1

News Release dated September 9, 2016, Suncor Energy’s Petro-Canada brand renews Paralympic partnership to 2024

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars

Suncor Energy’s Petro-Canada brand renews Paralympic partnership to 2024

Renewal introduces new Petro-PointsTM Family & Friends Program

Calgary, Alberta (Sept. 9, 2016) — In front of a cheering crowd of athletes, coaches, families and friends at Canada Paralympic House in Rio this evening, Suncor, through its Petro-Canada brand, announced continued support for an additional eight years as a premier partner of the Canadian Paralympic Committee.

The renewed sponsorship agreement extends Petro-Canada and the Canadian Paralympic Committee’s partnership through to 2024, supporting the Canadian Paralympic Team through upcoming Games including PyeongChang 2018, Tokyo 2020, Beijing 2022 and the Games in 2024.The 2016 Paralympic Games run from Sept. 7 to 18 in Rio.

“This partnership renewal is fantastic news for today’s athletes and coaches, as well as for the teams of tomorrow,” said para-swimmer Sabrina Duchesne (St-Augustin, Que.), a 15-year-old competing in Rio at her first Games and a 2015 FACETM grant recipient. “The support my coach and I received had a major benefit to my training and preparation and ultimately being able to qualify to compete in Rio.”

Since 1988, Petro-Canada has supported more than 2,700 athletes on their way to the Paralympic and Olympic Games. Every year, 52 promising athletes from across Canada are awarded a $10,000 Fuelling Athlete and Coaching Excellence (FACE) grant, shared with their coaches, to help them along their journey. To date $9.5 million in direct financial support has been provided to athlete and coach pairings through the FACE program.

“We couldn’t be more proud of this partnership, which began in 1988 and is still going strong today,” said Steve Williams, president and CEO, Suncor. “The growth of the Paralympic movement has been phenomenal over the past years and we’re delighted to play a part in the continued success of both the athletes and coaches.”

This renewal will also introduce a new program for the families and friends of Canadian Paralympic and Olympic athletes, the Petro-Points Family & Friends Program. With every eligible Petro-Points purchase made by registered families and friends of Canadian athletes, Petro-Canada will match the base point amount and direct the funds to the Canadian Paralympic Committee, the Canadian Olympic Committee or the Coaching Association of Canada, to support Canadian athletes and coaches. The program will be launched in 2017 in collaboration with the three organizations.

“The highlights of Petro-Canada’s unwavering support of our athletes and coaches are many,” added Gaétan Tardif, president of the Canadian Paralympic Committee. “Whether it’s the FACE grants for athletes and coaches, free tickets for loved ones to watch their athletes compete, or the new Petro-Points Family & Friends program, Petro-Canada has earned a gold medal in our books for their investment in Canadian sport. On behalf of Team Canada, thank you to Petro-Canada and we look forward to working together to advance the Paralympic movement together in future years.”

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

Over the years, Petro-Canada has extended support beyond athletes and coaches to also include families, recognizing that their support is critical to an athlete’s success. Through the Petro-Canada Athlete Family Ticketing Program, families are offered an opportunity to see their loved ones compete at the Games by receiving complimentary tickets from Petro-Canada.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Petro-Canada, a Suncor business, operates almost 1,500 retail stations and 280 Petro-Pass wholesale locations nationwide. Petro-Canada’s retail loyalty program, Petro-Points™, provides Canadians with the opportunity to earn and redeem rewards. Petro-Canada is proud to be a National Partner of the Canadian Olympic and Paralympic committees, supporting Canadian athletes, coaches and their families for more than 25 years. For more information, visit petro-canada.ca.

Canadian Paralympic Committee: Paralympic.ca

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Learn more and follow the progress FACE grant recipients at tomorrowsteamcanada.ca , Petro-Canada Fuels Athletes on Facebook, and follow us on Twitter @PetroCanada.

Media inquiries:

Nicole Fisher, Media Relations, Suncor

403-296-4000

media@suncor.com

Alison Korn

Senior Manager, Media Relations and Communications

Canadian Paralympic Committee

Tel: 613-569-4333 ext. 243 / Cell: 613-298-4927

RIO NUMBER AS OF SEPT. 1, 2016:  +55 (21) 990323774

Email: akorn@paralympic.ca